Sit Investment Associates

Mutual Funds Newsletter

Fall 2021

Is China Still Investable?

China's unprecedented regulatory tightening over the past year has raised fears that President Xi Jinping now seeks to reign in, if not reverse, the nation's multi-decade progression toward Western-style capitalism. After prioritizing economic growth in previous years, China has realized its goal of becoming a "moderately prosperous society" and is now entering a new governance regime focused on multiple new policy objectives and a regulatory reset. Growing inequality has become too big to ignore ideologically, triggering policymakers to pursue a plan of "common prosperity," which aims to balance growth with broad social objectives. All of the uncertainty created by the government's agenda may cause investors to question the viability of investing in China.

Chinese officials also have raised national security to a higher level amid escalating tensions with the U.S., and there is a bid in Beijing to lessen external vulnerabilities. Recent internet restrictions are mainly a catch-up of regulation to address legitimate concerns over possible abuses of market power. The overall goal of higher government intervention is to ensure sustainable long-term growth and global competitiveness. Sit Investment Associates, Inc. ("SIA"), Adviser to the Sit Mutual Funds, does not view the increase in regulatory tightening as a deliberate crackdown on private enterprises. While the new governance framework should lead to more sustainable growth over time, it will come at the cost of softer near-term macro conditions.

Due to the recent Covid-19 outbreak and a heightened regulatory environment, SIA is further reducing its 2021 real GDP growth projection to +8.0 percent, and believes growth could normalize in 2022 at between +5.0 and +6.0 percent. The Chinese government's

"zero-tolerance" policy has kept the coronavirus under control but, along with policy tightening, has contributed to a sharp slowdown in economic activity. This policy will likely remain in place through the Beijing-held Winter Olympics in February 2022, implying growth could remain uncertain.

Recent regulatory tightening, broad in scope and applied heavy-handedly, could also be a near-term economic drag via lower employment in the most impacted areas and reduced private investment amid policy uncertainty. Additionally, the recent power generation crunch adds to downside risks. While SIA believes that real estate firm Evergrande's crisis is largely contained, further cooling of the property sector is likely. As growth has slowed more than expected and could slide further, policymakers may likely react with added stimulus measures. Fiscal spending detracted from GDP growth in the first half of 2021 but is now becoming supportive. Lastly, SIA projects more reserve requirement ratio cuts and credit growth to trough in the fourth quarter of 2021.



Sharp Correction in Chinese Stocks
Performance of Chinese Equity Indices

China Regulatory Actions
By Sector, 11/20-Present

Internet

— MSCI China, Ex. Internet
— MSCI China, Internet

Source: FactSet, 9/30/21

Offshore Chinese stocks were sharply lower in the third quarter (see graph), driven by the regulatory changes along with contagion fears linked to Evergrande's woes. The offshore

technology sector, which constitutes 40 percent of MSCI China market capitalization, is where the loss is most concentrated. The regulatory shockwave started with fresh Internet sector regulation just days after 100th Anniversary of the Chinese Communist Party on July 1. The second wave was triggered by forced non-profit and banned foreign capital for after-school tutoring. Regulatory concerns spread to more sectors in August. Macroeconomic concerns and the Evergrande saga weighed on the investor sentiment in September. Internet restrictions are mainly a catch-up of regulation to address legitimate concerns over possible abuses of market power. While SIA awaits more details, it expects the regulatory framework to be reasonable to ensure sustainable long-term growth and global competitiveness, especially for top Chinese tech giants. After all, if China's ultimate goal is to remain an economic superpower, it requires a vibrant and innovative tech sector. In the absence of population growth, the sector's inherent productivity potential is critical in driving economic growth.

Following consensus earnings cuts and valuation multiple contraction, SIA believes the increased regulatory risk is now largely priced in for internet stocks.

SIA maintains positions in tech giants while cutting holdings in education and online streaming, and believes some post-pandemic opportunities still exist, especially within the services sector. Capital market development, renewable energy, and reopening themes remain intact, and mass consumption should benefit from "common prosperity" policies. Growth will continue in China, but this is the point in time when winners and losers are being sorted out. Over the long term, China is investable, but remains a riskier investment option until the ultimate policy regime is fully in place.

Investment Outlook and Strategy Summary
by Roger J. Sit - Chairman and Chief Investment Officer



The fourth wave of Covid-19 infections, product shortages, rising prices, and the end of federal aid contributed to a decline in confidence and economic activity in the third quarter. As a result, we cut our third-quarter real GDP growth forecast to +4.0 percent from +6.0 percent but kept the fourth quarter at +5.0 percent. Boosted by federal transfer payments (i.e., stimulus checks), consumer spending on goods has bounced back from its Covid-induced recession low in April 2020 and is now well above its pre-pandemic trendline. Although we expect demand for goods (ex. autos) to normalize into 2022, inventory re-stocking and elevated backlogs should sustain solid levels of manufacturing activity. As Covid-19 fears ebb, pent-up demand for services (and autos, as supply constraints/prices ease) should also help drive above-trend, albeit moderating, GDP growth next year. Improving employment growth, record-high household net worth, and excess personal savings of $2.6 trillion provide consumers the wherewithal to spend. Yet, while shoppers are generally accepting higher prices, evidence of demand destruction is mounting. Consumer surveys of buying conditions for houses and vehicles are now at 39- and 47-year lows, respectively. Increasing energy prices are also a headwind for spending, with rising gasoline prices alone reducing disposable income by roughly $120 billion in the last year.

The input shortages that have cascaded across global supply chains started to show some signs of easing in late spring, per the ISM Report on Business. Yet, since then, the more contagious Delta variant of Covid-19 has spread worldwide, intensifying supply shortages and inflationary pressures. Case in point, export-heavy countries in Southeast Asia enacted measures to control large outbreaks, resulting in production shortfalls and shipping delays. In August, a two-week partial closure of China's third-busiest shipping port to quarantine workers also contributed to a backup in containerships and a spike in freight costs. In addition, record-high Asian imports are now choking West Coast ports, with snarls across the logistics ecosystem. We now forecast core PCE inflation may remain in the mid-three percent range through the first quarter of 2022, subject to the track of the pandemic. Many of the input imbalances and cost hikes may likely prove transitory, but persistent labor shortages could contribute to "stickier" inflation.

Unless offset by higher productivity, tightening U.S. labor conditions could trigger a wage-price spiral, imperiling the transitory inflation thesis and forcing the Federal Reserve to hike interest rates. The number of U.S. job openings now exceeds the number of people unemployed by 1.3 times, and a record 50 percent of small firms say they cannot fill positions. In contrast, September's unemployment rate of 4.8 percent, so-called "underemployment" rate of 8.5 percent, and labor participation rate of 61.6 percent imply sufficient labor market slack. A rising percentage of people retiring, Covid-related health/family considerations, shifting work-life priorities and other factors have all likely contributed to near-term labor shortages. As a result, wage pressures will continue to mount as employers scramble to find workers and try to entice people to reenter the labor force.

The 19-country Euro Area economy weathered the late summer wave of coronavirus infections relatively well, as world-leading vaccination rates precluded the need for wholesale lockdowns. Consequently, we believe real GDP remains on track to expand about +4.5 percent in 2021 and return to its pre-pandemic trendline by mid-2022. Although, the rapid spread of the Delta variant of the coronavirus worldwide is intensifying global supply chain woes and impeding economic activity in the near term. The European Central Bank will stay highly accommodative, but marginally slow the pace of net asset purchases. Soaring energy costs also threaten to sap confidence and hit spending while a declining credit impulse foreshadows slower growth in late 2022 and into 2023.

Japan is still on course to grow +2.5 percent this calendar year despite a near-term soft patch. Like elsewhere, the Delta-variant-driven resurgence contributed to a softening in economic indicators in the third quarter, but a well-managed vaccination effort set the stage for a broader reopening of the economy in the fourth quarter. Export demand growth, having moderated to still healthy levels, is a continued support for the manufacturing sector and corporate confidence. Slowing demand from key trade partner, China, is a risk, but is tempered by strength in other markets and a nascent recovery in domestic demand. The Bank of Japan is still on hold as inflation remains absent, auguring for a weak yen as monetary policy appears set to tighten elsewhere.

Emerging market economies currently face rising Covid-19 infections, higher inflation, mixed commodity prices, and slower economic growth in China. The pace of economic re-covery has varied, as China, South Korea, and Taiwan enacted strict measures to control the coronavirus outbreak and were able to reopen their economies sooner as a result. Yet, many other emerging nations were reluctant to take similar harsh steps, resulting in increased outbreaks and delayed economic recoveries. In terms of inflation, while food and energy have pushed prices higher, we believe it is transitory. Nonetheless, the central banks of Brazil, Chile, Mexico, Turkey, Russia, and South Korea have increased interest rates in response.

Fixed Income

The Federal Reserve (Fed) announced at the November FOMC meeting its intent to taper asset purchases. The Fed is currently buying $120 billion per month of mortgages and U.S. Treasuries, but it will shrink those purchase in increments of $15 billion per month ($10 billion in U.S. Treasuries and $5 billion in mortgages). Although financial markets widely anticipated the taper announcement would come by year end, many investors were surprised by the Fed's recent signaling on the quicker pace of the wind-down. As a result, the yield on 30-year U.S. Treasury bonds rose to over +2.0 percent, with 10-year U.S. Treasury bonds going over +1.5 percent. It will take much of 2022 before the Fed ends its asset purchase program completely. Therefore, we do not expect any rate hikes until late 2022 or early 2023. Fed fund futures currently imply a 70 percent probability of one or more 25 basis point rate increases by the end of 2022.

The core PCE Price Index, the Federal Reserve's preferred measure of inflation, reached +3.6 percent in June. That is the highest inflation reading since the early 1990s. Financial market participants have widely expected elevated inflation given low year-over-year comparisons and pandemic-related disruptions, but many also expected it would be transitory. However, supply chain bottlenecks have persisted due in large part to the resurgence of Covid-19 worldwide. As a result, optimism for a swift resolution of supply chain constraints is fading heading into the holiday season.

We are maintaining durations at or below the benchmark, as we believe the ongoing worldwide rollout of Covid-19 vaccines and their efficacy against known variants will improve global economic activity, pushing interest rates higher over time. If anything, we expect supply constraints to hold back global growth more than lingering pandemic fears, as we expect global demand to outpace even the rapidly increasing global supply of goods. We continue to emphasize holdings in cyclical industries where appropriate, as we expect industries such as airlines and leisure to disproportionally benefit as the global economy emerges from the pandemic. We expect longer maturity interest rates to be volatile in the coming months, as expectations for a Fed response to elevated levels of inflation change and we plan to take advantage of shifting investor sentiment tactically. Also, we have modestly increased portfolio liquidity to take advantage of potential opportunities provided by tax-gain selling in the fourth quarter.

The tax-exempt yield curve steepened during the third quarter, reversing most of the flattening from the second quarter. Short-term yields were little changed, while intermediate and long-term rates increased approximately fifteen basis points. In terms of performance, shorter bonds generally outperformed longer bonds, and lower quality bonds outperformed higher-quality bonds.

Total municipal issuance was approximately $114 billion during the third quarter versus nearly $121 billion in the second quarter and almost $145 billion in the comparable period last year. Issuance often decelerates over the summer on a seasonal basis. Many municipalities also likely reduced bond issuance because they received stimulus funds from the American Rescue Plan. Looking forward, it seems likely that total 2021 issuance will fall in between 2019 and 2020 levels. In terms of demand, fund flows have remained exceptionally strong thus far this year.

The outlook for tax-exempt rates and, ultimately, performance continues to be heavily impacted by macro factors, including inflation, monetary policy, and fiscal policy. Municipals are likely to track Treasuries with one key exception. Municipal demand will likely increase further if Congress raises tax rates to fund increased government spending. This nuance suggests that tax-exempt yield increases may continue to lag Treasuries. We plan to maintain duration near current levels and, as always, view diversification as a vital component of managing portfolio risk.

Equities

With financial markets awash in liquidity, equity investors shrugged off gathering macro risks during the first two months of the third quarter, with the S&P 500 Index gaining +5.5 percent from June 30 to August 31. However, in September, the number of risks such as the Covid-19 resurgence, rising costs, persistent supply chain issues, China property woes, prospective Fed tapering, spiking energy prices, and rising bond yields became too many to ignore. Consequently, the S&P 500 pulled back -4.7 percent for its worst monthly performance

since March 2020. Bottom-up earnings for the S&P 500 are projected to grow +28 percent year over year in the third quarter and +22 percent in the fourth quarter, bringing full-year 2021 growth to +45 percent. Corporate earnings growth will continue to slow into 2022 as year-over-year comparisons become more challenging. Consensus bottom-up estimates currently suggest +9 percent earnings growth for the S&P 500 in 2022 but do not yet include the potential drag from higher corporate taxes or the distinct possibility of sustained supply/labor shortages and lower margins. Going forward, falling excess liquidity growth and rising bond yields will also likely put downward pressure on stock valuations. The combination of slowing earnings growth and contracting market multiples imply a mid-cycle investment environment in which strong growth becomes scarcer and quality growth stocks are relative outperformers.

Developed markets generally outperformed emerging markets in the third quarter and year to date. Within emerging markets, Latin America and Asia Pacific (ex-Japan) both had negative returns in the quarter. The underperformance of Asia Pacific, weighed down by China, was the primary reason for the underperformance of emerging markets versus developed markets in the quarter. Much like the Federal Reserve has done, Chinese policymakers have conditioned global investors to expect it will intervene at times of economic stress. Without this perpetual stimulus, China's economy seems unable to generate the level of growth Chinese leaders seek for reasons of social stability. With China's 2022 annual real GDP growth at risk of breaking below +5.0 percent, we expect officials will aim to ease policy again, especially with the Beijing Winter Olympics around the corner in February 2022. However, the end of the global monetary easing cycle will add uncertainty and valuation pressures, suggesting investor gravitation toward quality growth stocks may be a worldwide phenomenon. Global pairwise stock correlations have plummeted over the last year, indicating stock picking is the key driver of relative outperformance.

We believe that market volatility will remain elevated against a backdrop of unpredictable and interrelated variables, including the path of Covid-19, multiple fiscal policy issues (including corporate tax increases), monetary policy, and growth challenges in China. Sector leadership will remain highly dependent on these variables, and we remain watchful for opportunities to make larger "bets" as more clarity emerges over the next several months.

Higher interest rates were a contributing factor to a correction in equity markets at the end of the third quarter. As was the case earlier in 2021, growth stocks lagged due to their "long duration" status as higher interest rates become embedded in key valuation metrics (i.e., DCF calculations). Yet, unlike earlier in the year the macro backdrop has changed. The economic rebound is now further along, and we believe that investors will gravitate to stocks with strong visible growth as comparisons become more challenging for many value/cyclical-oriented companies. Furthermore, supply chain issues appear to be less impactful for key sectors within growth indices, including health care and technology, which collectively constitute more than 60 percent of the Russell 1000 Growth Index.

We continue to favor the technology sector as both secular (i.e., cloud spending, e-commerce) and cyclical (i.e., enterprise spending) growth drivers remain firmly in place. Healthcare stocks offer a compelling combination of visible growth and valuations. However, we are avoiding pharmaceutical companies as drug price reductions remain a goal of the Biden Administration. Financial stocks continue to have appeal due to a combination of valuations, benign credit trends, strong capital returns, and the possibility of higher earnings revisions as interest rates edge higher. We have reduced exposure to select industrial and consumer stocks due to a combination of high valuations and potential earnings reductions from persistent supply chain challenges.

We prefer investments in China, South Korea, Singapore, and India in international portfolios. We believe China still offers significant medium- and long-term investment opportunities and, thus, remain overweight. With that said, the tightening regulation and social pivot may lead to a higher equity risk premium and lower corporate profitability, the impact of which will vary widely across sectors. A balanced approach is still prudent. We are sticking with our position in technology giants as we believe the value is emerging with regulation risk largely priced in. Carbon neutrality will also be a multi-year secular trend in which we seek to increase exposure. We cut our holdings in education and online streaming due to concerns about shifting regulation and have no direct exposure to property developers.

We believe many emerging markets are past peak Covid-induced lockdowns, with economic re-openings facilitated by the acceleration in the pace of vaccinations. We also do not expect emerging market central banks to hike interest rates enough to curb their respective nation's economic recovery drastically.

Social Security Bill Introduced in House

For many years, the federal government has known that Social Security is facing a projected long-range funding shortfall. According to their 2021 Annual Report, the Social Security Board of Trustees projects that the asset reserves held by the trust fund will begin declining this year and will be completely depleted by 2034. After the trust fund reserves are exhausted, ongoing tax revenues are projected to cover just 78% of scheduled benefits.

Momentum for reform has been growing. Representative John Larson, a Democrat from Connecticut who is the chair of the Subcommittee on Social Security on the House Ways and Means Committee, and Representative Matt Cartwright (D-PA) recently introduced a bill – "Social Security 2100: A Sacred Trust" – to expand and strengthen Social Security's finances. This year, Social Security payroll taxes are levied on wages up to $142,800 (indexed annually to the growth in average wages) and raising or removing the taxable earnings base is one policy change that would increase the revenue of the Social Security program and reduce its projected long-term deficit. Larson and Cartwright's bill would, among other things, impose the Social Security payroll tax on wages that exceed $400,000 (the top 0.4% wage earners). By collecting more payroll taxes, they estimate that Social Security's trust fund's solvency would be extended to 2038.

The bill would also change Social Security's annual cost of living adjustment (COLA) formula by using the Consumer Price Index for the Elderly (CPI-E), which many say better reflects the actual cost increases experienced by seniors. Mary Johnson of The Senior Citizen's League said, "Over the past 21 years, COLAs have raised Social Security benefits by 55% but housing category costs rose nearly 118% and health care costs rose 145% over the same period."

2022 Investment Seminars

Next year, we plan to restart our annual investment seminars. Please join us for breakfast at any or all of the seminars, which will be held from 7:30 – 8:30 a.m. at the Edina Country Club at 5100 Wooddale Avenue, Edina, MN. Seminars are free but reservations are required. To reserve your place, or if you have any questions, send an email to spb@sitinvest.com or call Steve Benjamin at 612-359-2554. For spacing considerations, we plan to host the seminars in a large room but please note that due to ongoing health concerns, there is a possibility that some or all of the seminars may be postponed.

Money Beliefs and Financial Behaviors
Tuesday, February 22nd

In the same way a script guides an actor in a play, a money script influences how an individual makes financial decisions. Often formed early in life, these scripts lead to different beliefs about money and strongly influence saving, spending and borrowing habits. At this seminar, you'll learn about common money scripts, understand why they can be difficult to change and examine your investment goals from a fresh perspective.

This is Your Brain on Money
Tuesday, March 29th

The financial decisions we make are usually about more than just money. They involve our hopes, dreams and fears. In addition, complex psychological forces are at work that strongly impact how and why we handle money the way we do. Attend this seminar to understand some of the gaps between our conscious understanding of how money and investing work and how to more rationally think about, use and invest money.

Is 70 the New 60? Understanding the Longevity Revolution
Tuesday, May 3rd

With Americans living longer than ever before, the workplace, relationships and medical care are gradually being transformed. How will longer life expectancies impact you and your loved ones? At this seminar, we'll explore the benefits and challenges of increased longevity, its impact upon communities and some steps you can take to strengthen your investment portfolio for the long haul.

2021 Year-End Fund Distributions

The year-end distribution record date is December 15th and distributions will be paid on December 16th. Each fund's capital gain distribution amount will be available online after December 16th at www.sitfunds.com.

New Retirement Plan Contribution Limits		
	2022	
	Under age 50	**Age 50 or Older**
Traditional & Roth IRA	$6,000	$7,000
SIMPLE IRA	$14,000	$17,000
401(k)	$20,500	$27,000

Sit Dividend Growth Fund

As of September 30, 2021

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[(1)]
Class I Shares	**-0.30**	**27.83**	**13.79**	**14.20**	**14.46**	**10.51**	**1.19**
S&P 500® Index	0.58	30.01	16.00	16.90	16.63	10.12	
Class S Shares	**-0.43**	**27.45**	**13.50**	**13.92**	**14.17**	**10.03**	**0.94**
S&P 500 Index	0.58	30.01	16.00	16.90	16.63	10.29	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	6.3
Apple, Inc.	5.3
Johnson & Johnson	2.7
Broadcom, Inc.	2.6
Applied Materials, Inc.	2.1
Alphabet, Inc.	2.0
Medtronic, PLC	1.9
Procter & Gamble Co.	1.9
JPMorgan Chase & Co.	1.8
Analog Devices, Inc.	1.8
Total	28.3

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.4
Electronic Technology	16.2
Health Technology	13.6
Technology Services	13.4
Producer Manufacturing	7.7
Retail Trade	5.8
Consumer Non-Durables	5.7
Utilities	4.8
Sectors Less Than 4.0%	15.8
Cash and Other Net Assets	0.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$208.7
S Share Assets (Millions):	$26.1
Number of Holdings:	70
Wtd. Avg. Market Cap (Billions):	$400.1
Median Market Cap (Billions):	$93.0

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 31 years

Kent L. Johnson, CFA, 32 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of September 30, 2021

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 31 years
Kent L. Johnson, CFA, 32 years
Robert W. Sit, CFA, 30 years
Michael T. Manns, 34 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**-0.47**	**40.48**	**12.13**	**11.40**	**9.47**	**0.52**
Class S Shares	**-0.48**	**40.18**	**11.86**	**11.13**	**9.20**	**0.28**
Russell 2000® Index	-4.36	47.68	10.54	13.45	10.54	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Monolithic Power Systems, Inc.	2.6	Stifel Financial Corp.	1.8
MKS Instruments, Inc.	2.2	Nexstar Media Group, Inc.	1.7
Globant SA	2.0	Carlyle Group, Inc.	1.7
Tenet Healthcare Corp.	1.9	Evercore Partners, Inc.	1.7
KBR, Inc.	1.9	Olin Corp.	1.6
		Total	19.3

PORTFOLIO SECTOR ALLOCATION (%)

Finance	30.1
Producer Manufacturing	11.0
Electronic Technology	8.2
Health Technology	5.8
Consumer Durables	5.0
Process Industries	4.9
Commercial Services	4.8
Industrial Services	4.1
Sectors Less Than 4.0%	22.3
Cash and Other Net Assets	3.8

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$17.1
S Share Assets (Millions):	$5.2
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$6.4
Median Market Cap (Billions):	$4.4

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of September 30, 2021

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**0.00**	**25.30**	**13.36**	**12.27**	**11.38**	**9.88**	**0.75**
Class S Shares	**-0.11**	**24.96**	**13.05**	**11.98**	**11.10**	**9.60**	**0.50**
MSCI World Index	-0.01	28.82	13.14	13.74	12.68	9.59	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	17.5
Finance	16.2
Electronic Technology	12.7
Health Technology	12.7
Producer Manufacturing	9.5
Consumer Non-Durables	8.4
Consumer Services	3.6
Retail Trade	3.1
Sectors Less Than 3.0%	14.0
Cash and Other Net Assets	2.3

PORTFOLIO COUNTRY ALLOCATION (%)

United States	59.3
United Kingdom	8.6
Switzerland	8.2
Ireland	5.1
Australia	4.9
Germany	4.7
Japan	2.5
France	1.5
3 Countries Less Than 1.5%	2.9
Cash and Other Assets	2.3

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	6.6
Apple, Inc.	6.0
Atlassian Corp., PLC	3.0
JPMorgan Chase & Co.	2.6
Alphabet, Inc.	2.6
Accenture, PLC	2.6
Partners Group Holding AG	2.5
Johnson & Johnson	2.4
Applied Materials, Inc.	2.3
AstraZeneca, PLC, ADR	2.0
Total	20.9

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$41.5
S Share Assets (Millions):	$4.2
Number of Holdings:	64
Wtd. Avg. Market Cap (Billions):	$424.8
Median Market Cap (Billions):	$87.0

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 31 years
Kent L. Johnson, CFA, 32 years
Raymond E. Sit, 29 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of September 30, 2021

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 31 years
Bryce A. Doty, CFA, 31 years
Ronald D. Sit, CFA, 37 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**0.97**	**20.06**	**13.85**	**13.09**	**11.56**	**7.89**
S&P 500® Index	0.58	30.01	16.00	16.90	16.63	10.46
Bloomberg Aggregate Bond Index	0.05	-0.90	5.36	2.94	3.01	5.10

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	3.7
Alphabet, Inc.	3.2
Microsoft Corp.	3.2
Amazon.com, Inc.	2.9
Visa, Inc.	1.7

Bonds

Company Name	% of Net Assets
U.S. Treasury Inflation Bond, 0.13%, 1/15/23	3.0
U.S. Treasury Bond, 1.25%, 8/15/31	0.8
U.S. Treasury Bond, 2.00%, 2/15/50	0.6
Putnam Premier Income Trust	0.6
JP Morgan Mortgage Trust, 2.50%, 10/25/51	0.5

PORTFOLIO ALLOCATION (%)

Stocks	62.8
Bonds	35.1
Cash and Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$69.4
Number of Holdings:	271

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

FUND PERFORMANCE (%)

	3 Month	Annualized Returns		
		1 Year	3 Year	Since Inception
Class I Shares	**-0.55**	**21.91**	**12.90**	**12.91**
Class S Shares	**-0.61**	**21.63**	**12.61**	**12.63**
MSCI World Index	-0.01	28.82	13.14	14.06

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	6.2	Facebook, Inc.	2.6
Apple, Inc.	5.6	T Rowe Price Group, Inc.	2.5
Alphabet, Inc.	3.6	salesforce.com, Inc.	2.5
Adobe, Inc.	2.8	Goldman Sachs Group, Inc.	2.5
Home Depot, Inc.	2.7	Sony Group Corp., ADR	2.3
		Total	33.3

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	21.8
Health Technology	12.1
Electronic Technology	12.0
Finance	9.5
Consumer Non-Durables	9.2
Producer Manufacturing	8.7
Consumer Services	5.5
Retail Trade	5.1
Sectors Less Than 3.0%	12.0
Cash and Other Net Assets	4.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$4.9
S Share Assets (Millions):	$4.3
Number of Holdings:	56
Wtd. Avg. Market Cap (Billions):	$455.7
Median Market Cap (Billions):	$98.5

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Cap Size	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 31 years
- David A. Brown, 26 years
- Kent L. Johnson, CFA, 32 years
- Michael T. Manns, 34 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of September 30, 2021

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 31 years
  Ronald D. Sit, CFA, 37 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**1.40**	**28.98**	**20.87**	**20.91**	**17.47**	**11.15**
Russell 1000® Growth Index	1.16	27.32	22.00	22.84	19.68	12.38

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	10.1	NVIDIA Corp.	2.6
Microsoft Corp.	9.3	Visa, Inc.	2.6
Alphabet, Inc.	6.4	PayPal Holdings, Inc.	2.6
Amazon.com, Inc.	5.8	Applied Materials, Inc.	2.6
Facebook, Inc.	3.9	UnitedHealth Group, Inc.	2.4
		Total	48.3

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	36.6
Electronic Technology	18.6
Retail Trade	8.7
Health Technology	8.3
Consumer Services	5.1
Consumer Non-Durables	4.8
Producer Manufacturing	3.4
Finance	2.8
Sectors Less Than 2.8%	10.2
Cash and Other Net Assets	1.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$178.0
Number of Holdings:	65
Wtd. Avg. Market Cap (Billions):	743.7
Median Market Cap (Billions):	129.3

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of September 30, 2021

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**0.43**	**30.48**	**15.85**	**16.17**	**14.63**	**11.96**
Russell Midcap® Growth Index	-0.76	30.45	19.14	19.27	17.54	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Atlassian Corp., PLC	3.4	Dynatrace, Inc.	2.0
Dexcom, Inc.	2.9	Thermo Fisher Scientific, Inc.	2.0
HubSpot, Inc.	2.6	Align Technology, Inc.	2.0
Trex Co., Inc.	2.2	Broadcom, Inc.	1.9
PTC, Inc.	2.1	Marvell Technology, Inc.	1.9
		Total	23.2

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 31 years
Kent L. Johnson, CFA, 32 years
Robert W. Sit, CFA, 30 years

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	26.5
Electronic Technology	15.9
Health Technology	14.5
Finance	9.3
Producer Manufacturing	7.3
Health Services	4.2
Consumer Services	3.3
Industrial Services	3.2
Sectors Less Than 3.2%	14.9
Cash and Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$227.7
Number of Holdings:	84
Wtd. Avg. Market Cap (Billions):	$34.5
Median Market Cap (Billions):	$18.4

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of September 30, 2021

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 31 years
Kent L. Johnson, CFA, 32 years
Robert W. Sit, CFA, 30 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**-2.07**	**35.16**	**15.38**	**15.96**	**13.59**	**10.95**
Russell 2000® Growth Index	-5.65	33.27	11.70	15.34	15.74	9.04

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Paycom Software, Inc.	2.6	STAAR Surgical Co.	2.1
Globant SA	2.5	Tenet Healthcare Corp.	1.9
HubSpot, Inc.	2.3	Olin Corp.	1.8
Monolithic Power Systems, Inc.	2.2	ASGN, Inc.	1.8
Trex Co., Inc.	2.2	YETI Holdings, Inc.	1.7
		Total	21.0

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	15.9
Health Technology	15.7
Finance	10.5
Electronic Technology	9.7
Producer Manufacturing	8.0
Commercial Services	5.7
Consumer Durables	5.0
Industrial Services	4.9
Sectors Less Than 4.9%	23.6
Cash and Other Net Assets	1.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$139.9
Number of Holdings:	97
Wtd. Avg. Market Cap (Billions):	$11.3
Median Market Cap (Billions):	$6.4

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of September 30, 2021

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	-1.50	23.17	11.41	9.48	8.53	4.72
MSCI EAFE Index	-0.45	25.73	7.62	8.81	8.10	5.63

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.6
Health Technology	13.3
Technology Services	13.0
Electronic Technology	11.9
Producer Manufacturing	11.7
Consumer Non-Durables	9.0
Consumer Durables	4.2
Non-Energy Minerals	3.0
Sectors Less Than 3.0%	17.1
Cash and Other Net Assets	2.2

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	16.1
Switzerland	14.8
Japan	10.3
China/Hong Kong	8.5
France	8.3
Australia	5.9
Germany	5.9
Netherlands	4.0
9 Countries Less Than 4.0%	24.0
Cash and Other Assets	2.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
ASML Holding NV	3.0
Schneider Electric SE	2.7
Partners Group Holding AG	2.5
Atlassian Corp., PLC	2.3
Sony Group Corp., ADR	2.3
Dassault Systemes SE	2.3
Recruit Holdings Co., Ltd.	2.2
LG Chem, Ltd.	2.1
Globant SA	2.0
Terumo Corp.	2.0
Total	23.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$30.7
Number of Holdings:	78
Wtd. Avg. Market Cap (Billions):	$87.2
Median Market Cap (Billions):	$43.8

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Cap Size	Style		
	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 31 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of September 30, 2021

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 31 years
Raymond E. Sit, 29 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**-9.07**	**10.04**	**7.16**	**9.47**	**4.78**	**4.49**
MSCI Emerging Markets Index	-8.84	15.81	6.14	6.76	3.59	3.59

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	21.8
Finance	18.9
Technology Services	18.5
Retail Trade	10.3
Consumer Non-Durables	5.6
Investment Companies	4.3
Health Technology	3.2
Non-Energy Minerals	3.1
Sectors Less Than 3.0%	13.1
Cash and Other Net Assets	1.2

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	35.1
South Korea	12.2
Taiwan	9.9
India	7.4
Singapore	5.7
South Africa	4.8
Brazil	3.8
United States	3.7
9 Countries Less Than 3.7%	16.2
Cash and Other Assets	1.2

TOP TEN HOLDINGS

Company Name	**% of Net Assets**
Taiwan Semiconductor Co.	6.2
Samsung Electronics Co., Ltd.	6.1
Tencent Holdings, Ltd.	5.5
iShares MSCI India ETF	4.3
Alibaba Group Holding, Ltd., ADR	3.8
HDFC Bank, Ltd., ADR	3.1
LG Chem, Ltd.	3.0
NICE Systems, Ltd., ADR	2.9
Globant SA	2.7
ENN Energy Holdings, Ltd.	2.6
Total	40.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$12.4
Number of Holdings:	55
Wtd. Avg. Market Cap (Billions):	$149.9
Median Market Cap (Billions):	$33.6

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of September 30, 2021

FUND PERFORMANCE (%)

	3 Month	Annualized Returns					30-Day SEC Yield[1]
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class S Shares	-0.43	-0.40	2.68	1.72	1.47	4.97	1.94
Bloomberg Intermediate Government Index	0.00	-1.33	3.98	1.99	1.81	5.20	
Class Y Shares	-0.36	-0.13	—	—	—	3.90	2.19
Bloomberg Intermediate Government Index	0.00	-1.33	—	—	—	4.55	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	56.8
U.S. Treasury/Federal Agy.	15.7
FNMA Pass-Through	13.5
GNMA Pass-Through	8.0
FHLMC Pass-Through	3.1
Asset-Backed	1.2
SBA Pass-Through	0.4
Cash & Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

S Share Assets (Millions):	$376.7
Y Share Assets (Millions):	$139.1
Average Maturity:	18.7 Years
Effective Duration:	2.3 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration

Quality	Short	Interm	Long
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Bryce A. Doty, CFA, 31 years
 Mark H. Book, CFA, 34 years

FUND DETAILS

	Class S	Class Y
Ticker:	SNGVX	SNGYX
CUSIP:	829800-10-1	82980B-10-7
Inception Date:	6/2/87	1/1/20
Expense Ratio:	0.80%	0.55%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Intermediate Government Index** is a sub-index of the Bloomberg Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of September 30, 2021

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

	Duration		
Quality	**Short**	**Interm**	**Long**
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Bryce A. Doty, CFA, 31 years
Mark H. Book, CFA, 34 years
Christopher M. Rasmussen, CFA, 21 years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]
Quality Income	**0.25**	**2.25**	**2.59**	**1.90**	**1.30**	**1.26**
Bloomberg U.S. 1-3 Gov't/Credit Index	0.09	0.30	2.87	1.89	1.51	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	32.2
Corporate Bonds	27.0
Mortgage Pass-Through (Agy.)	19.2
Taxable Municipal	8.4
CMO (non-agency)	4.8
Asset-Backed (non-agency)	3.0
Cash & Other Net Assets	5.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$124.3
Average Maturity:	8.0 Years
Effective Duration:	1.7 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of September 30, 2021

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Class S Shares	**-0.45**	**4.48**	**4.44**	**3.42**	**4.71**	**5.10**
Bloomberg 5-Year Muni Index	0.13	1.08	3.87	2.41	2.52	4.78
Class Y Shares	—	—	—	—	—	**0.08**
Bloomberg 5-Year Muni Index	—	—	—	—	—	0.15

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

	30-Day SEC Yield	Tax-Equivalent 30-Day Yields	
		38.8% Tax Rate	40.8% Tax Rate
Class S Shares	1.55	2.53	2.62
Class Y Shares	1.80	2.94	3.04

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top two brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	26.6
Single Family Mortgage	18.7
Other Revenue	13.8
Education/Student Loan	10.3
General Obligation	5.2
Insured	5.2
Investment Companies	5.2
Hospital / Health Care	3.8
Sectors Less Than 3.0%	7.9
Cash and Other Net Assets	3.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$209.3
Average Maturity:	20.5
Duration to Estimated Avg. Life:	4.3

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Paul J. Jungquist, CFA, 27 years
Todd S. Emerson, CFA, 26 years
Kevin P. O'Brien, CFA, 18 years

FUND DETAILS

	Class S	Class Y
Ticker:	SNTIX	SNTYX
CUSIP:	829799-10-5	82980B-20-6
Inception Date:	9/29/88	6/1/21
Expense Ratio:	0.80%	0.55%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of September 30, 2021

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Paul J. Jungquist, CFA, 27 years
 Todd S. Emerson, CFA, 26 years
 Kevin P. O'Brien, CFA, 18 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**-0.32**	**3.40**	**4.17**	**2.93**	**3.78**	**4.57**
Bloomberg 5-Year Muni Bond Index	0.13	1.08	3.87	2.41	2.52	4.12

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	1.61	44.83% Tax Rate	3.14
		46.63% Tax Rate	3.26

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	19.2
Single Family Mortgage	17.7
Education/Student Loan	14.6
Hospital / Health Care	14.1
General Obligation	13.1
Municipal Lease	6.7
Other Revenue	3.3
Municipal Money Market	2.6
Sectors Less Than 2.5%	7.5
Cash and Other Net Assets	1.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$724.0
Average Maturity:	17.3 Years
Duration to Estimated Avg. Life:	4.6 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund.The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)



Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Investing in China • Investment Outlook and Strategy Summary • Social Security Bill Introduced in House • 2022 Investment Seminars • 2021 Year-End Fund Distributions • New Retirement Plan Contribution Limits • Sit Mutual Funds Third Quarter 2021 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.
Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.
Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. Past performance of is no guarantee of future results.

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.